Election to Participate in RFMD’s Option Exchange Program

Dear John Sample,

RF Micro Devices, Inc. (“RFMD”) is pleased to offer you the opportunity to take part in the Option Exchange Program. Through this program, you will have the ability, for a limited period of time, to exchange some or all of your outstanding options to purchase shares of our common stock for new unvested options for a lesser number of shares with a new exercise price, new vesting schedule and new term.

          You have been identified as having an unexercised stock option grant with an exercise price not less than the greater of $5.00 or the 52-week closing stock price high of our common stock as of today, that will not have expired as of the end of the election period. As a result, you hold options which are eligible to be exchanged in the Option Exchange Program.

Today, a copy of the Offer to Exchange, which provides full details of the Option Exchange Program, is being sent to you by separate e-mail to your RFMD supplied e-mail address. We strongly encourage you to read the Offer to Exchange and all other materials relating to the Option Exchange Program before deciding whether or not to tender your options for exchange. If additional copies of the Offer to Exchange are needed, they are also available on the SEC’s website at www.sec.gov, and on the Treasury section of SharePoint at https://portal.rfmd.com.

Fidelity Stock Plan Services is assisting with the administration of the Option Exchange Program. If you are interested in making an election to participate in, or learn more about, the Option Exchange Program, you may go to the Option Exchange Program website at https://www.rfmdoptionexchange.com. Use your ID (Fidelity Participant ID), birth date, and password (initially up to the first four characters of your last name, which you will be forced to change) to log on to the site.

The Option Exchange Program is currently scheduled to expire at 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009. If you wish to participate in the Option Exchange Program, your properly completed Election Form (whether submitted electronically through the Option Exchange Program website or in paper form) must be received by RFMD no later than 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009.

The Option Exchange Program is an important opportunity. You need to decide whether it makes sense for you. Please take the time to review the Offer to Exchange and related materials carefully. To assist you in understanding the Option Exchange Program, we included sample “questions and answers” in the Offer to Exchange, which may address some of the questions that you may have about the program. Participation in the Option Exchange Program also involves certain risks that are discussed in the documents referenced above, which you should consider when deciding whether to participate. In addition, you should contact your personal advisor(s) to determine if participation in the Option Exchange Program is right for you. RFMD makes no recommendation as to whether you should tender, or refrain from tendering, any or all of your eligible options in the Option Exchange Program.

If you have any questions about the administrative procedures involved in the Option Exchange Program, please call a Fidelity Stock Plan Services Representative at 1-800-544-0275. To call a Fidelity Stock Plan Services Representative, first dial your country’s access telephone number for United States calls. When prompted to enter the calling number, dial 1-800-544-0275 to speak with a representative, Monday through Friday, 8:00 A.M. through 8:00 P.M., local time, excluding holidays of the New York Stock Exchange.

If you have questions about the Option Exchange Program, please contact RFMD’s Treasury Department via e-mail to “Option Exchange Coordinator” at OEC@rfmd.com or via fax to (336) 678-0360.

Please remember that we must receive shareholder approval for the Option Exchange Program at RFMD’s 2009 annual meeting of shareholders before the Option Exchange Program may be completed. RFMD’s Board of Directors reserves the right to amend, postpone, or terminate the Option Exchange Program prior to the end of the exchange offer period.

Your Vote Counts — Please Remember to Vote

If you are an RFMD shareholder, I encourage you to take the opportunity to vote on the Option Exchange Program and other items being submitted for shareholder approval by returning your proxy before the annual meeting on July 29, 2009. All of the items being submitted for shareholder approval are described in our proxy materials available on the SEC’s website at www.sec.gov.

Please note that voting in favor of the Option Exchange Program at the annual meeting does not constitute an election to participate in the Option Exchange Program.

Sincerely,

Bob Bruggeworth
President and CEO
RF Micro Devices, Inc.

RFMD and Fidelity Stock Plan Services, LLC, are not affiliated.
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